

April 25, 2019

HP Jin
Chairman of the Board of Directors, President, Chief Executive Officer
Telenav, Inc.
4655 Great America Parkway, Suite 300
Santa Clara, CA 95054

> **Re: Telenav, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2018**
> **Filed September 12, 2018**
> **File No. 001-34720**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2018**
> **Filed February 8, 2019**
> **File No. 001-34720**

Dear Dr. Jin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key operating and financial performance metrics, page 28

1. The adjustments made for changes in deferred revenue and deferred costs in computing your non-GAAP performance measures "direct contribution from billings" and "adjusted cash flow from operations" appear to accelerate the recognition of revenue and costs that otherwise would not be recognized in the periods for which the measures are presented. Accordingly, these measures appear to substitute a tailored accounting recognition method for that prescribed by GAAP and do not comply with Question 100.04 of the staff's Compliance & Discussion Interpretations "Non-GAAP Financial Measures." Please remove these adjustments from your computations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure